SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 21, 2002

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700

Toronto, Ontario MSH 1J8

CANADA

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE

GOLDCORP ANNOUNCES QUARTERLY DIVIDEND

UNHEDGED AND DEBT FREE WITH A YIELD!

Toronto, November 20, 2002 – GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to declare its fourth quarterly dividend payment for 2002 of US$0.03 per share.  Shareholders of record at the close of business December 9, 2002 will be entitled to receive the dividend which will be payable on December 16, 2002.  This brings the total dividend payment for 2002 to US$0.11 per share.

Goldcorp believes that Gold is Money, and is focused on creating shareholder value.  The Company continues to believe that payment of a dividend is an important way to provide a return to its shareholders on an ongoing basis.

The Company was North America’s most profitable gold producer in 2001, on a per share basis.  Goldcorp has no debt.  Its gold production is unhedged and it generates strong cash flow and earnings.  Goldcorp owns the richest gold mine in the world – its Red Lake Mine in Canada.  At September 30, 2002 the market value of its cash and gold bullion holdings exceeded US$293 million.

Goldcorp’s shares trade on the New York and Toronto Stock Exchanges under the symbols GG and G respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Exchange (PCX) in the USA and the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook

Corporate Office:

Vice President, Corporate Development

145 King St. West, Suite 2700

Tel. (416) 865-0326

Toronto, Ontario

Fax (416) 361-5741

Canada, M5H 1J8

Website:  www.goldcorp.com

Email: info@goldcorp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

By:

/s/  Halina B. McGregor

Name:  Halina B. McGregor

Title:    Vice President, Finance &

               Chief Financial Officer

Date:   November 21, 2002